UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42631

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form 52-109F1 Certification of Annual Filings by the Chief Executive Officer

99.2	Form 52-109F1 Certification of Annual Filings by the Chief Financial Officer

99.3	Emera Incorporated Earnings Coverage Ratio for the Twelve Months Ended December 31, 2025

99.4	Emera Incorporated Media Release dated February 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: February 23, 2026	By:	/s/ Brian C. Curry
Name: Brian C. Curry
Title: Corporate Secretary